

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 19, 2009

By facsimile to (561) 362-9612 and U.S. Mail

Mr. Dong Jinqing
Chief Executive Officer and President
China Industrial Waste Management, Inc.
No. 1 Huaihe West Road
E-T-D Zone, Dalian, People's Republic of China 116600

Re: China Industrial Waste Management, Inc.
         Pre-effective Amendment 1 to Registration Statement on Form S-1
         Filed March 12, 2009
         File No. 333-156104

Dear Mr. Dong:

    We reviewed the filing and have the comments below.

Calculation of Registration Fee Table, page iii

1.   We note the statement below the registration fee table regarding the application of Rule 416 of Regulation C to the offering. It does not appear that you are registering shares underlying warrants since all of the registered shares are issued and outstanding. We note the disclosure in footnote (1) to the selling security holders table on page 54. Thus Rule 416 would be inapplicable to the offering of the registered shares. Please revise to remove this statement.

Executive Compensation, page 48

2.   Please update the compensation tables and related disclosure to include information for China Industrial Waste Management's last completed fiscal year ended December 31, 2008 as required by Item 402 of Regulation S-K.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven I. Weinberger, Esq.
Schneider Weinberger & Beilly LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, FL 33431